

January 10, 2011

Elias A. MurrayMetzger
Chief Financial Officer
Avistar Communications Corporation
1875 South Grant Street,10th Floor
San Mateo, CA 94402
Via Fax (650) 525-1360

> **Re:** **Avistar Communications Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **File No. 000-31121**

Dear Mr. MurrayMetzger:

We have reviewed your letter dated December 23, 2010 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 15, 2010.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business

Video Communications Products, page 11

1.   We refer to your response to prior comment 1. To the extent you specifically refer to material contracts in the business section, you should include a specific discussion of the material terms of any such contracts, whether or not you conclude that you are substantially dependent on them within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. Further, to the extent you conclude that the material terms of the contracts do not differ materially from your agreements with your customers generally, you may include a statement to this effect along with a cross-reference to the location in

your filing where the general description of these terms can be found. Please confirm your understanding.

Item 15. Exhibits, Financial Statement Schedules

(a)(3) Exhibits, page 39

2.	We refer to your response to prior comment 6. The exhibits that were not filed with or incorporated by reference into your Form 10-K were required to be filed at the time of the filing of your Form 10-K. Accordingly, please amend your Form 10-K to either file the omitted exhibits or incorporate them by reference.

Please contact Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 if you have any questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief